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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

ION MEDIA NETWORKS, INC.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
46205A103
(CUSIP Number)
Adam K. Weinstein, ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46205A103	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS LOWELL W. PAXSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	46205A103	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS PAXSON ENTERPRISES, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	46205A103	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No. 46205A103	13D	Page 5 of 7 Pages
This Amendment No. 14 to Schedule 13D (this “Amendment”) amends and restates certain Items of the Schedule 13D amended on July 24, 1995, April 16, 1996, September 27, 1999, December 14, 1999, August 15, 2000, November 13, 2000, March 2, 2001, June 5, 2001, January 18, 2002, April 17, 2002, December 17, 2003, February 5, 2004 and March 16, 2004 by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.
Item 1. Security and Issuer.
Item 1 is hereby amended in its entirety to read as follows:
The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.001 per share, issued by ION Media Networks, Inc., a Delaware corporation (the “Company” or “ION”). The address of the principal executive office of the Company is 601 Clearwater Park Road, West Palm Beach, Florida 33401.
Item 2. Identity and Background .
Item 2 is hereby amended in its entirety to read as follows:
Items 2.(a), (b) and (c):
The persons filing this statement are Mr. Lowell W. Paxson, Paxson Enterprises, Inc. and Second Crystal Diamond Limited Partnership (“Second Crystal”). The business address of each of Mr. Paxson, Paxson Enterprises, Inc. and Second Crystal is 601 Clearwater Park Road, West Palm Beach, Florida 33401.
The present principal occupation of Mr. Paxson is president and sole stockholder of Paxson Enterprises, Inc. Paxson Enterprises, Inc. is a Delaware corporation the primary business purpose of which is acting as the sole general partner of Second Crystal. Second Crystal is a Nevada limited partnership the primary business purpose of which is investing in equity securities of the Company.

Item 2.(d)	During the last five years, Mr. Paxson has not been convicted in a criminal proceeding.

Item 2.(e)	During the last five years, Mr. Paxson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Paxson was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2.(f)	Mr. Paxson is a citizen of the United States.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirely to read as follows:

Item 5.(a)	0

Item 5.(b)	0

CUSIP No. 46205A103	13D	Page 6 of 7 Pages

Item 5.(c)	On November 7, 2005, Mr. Paxson, Second Crystal and Paxson Enterprises, Inc. (collectively, the “Paxson Stockholders”) and NBC Palm Beach Investment II, Inc. (“NBC Palm Beach II”) entered into a Call Agreement (the “Call Agreement”). Pursuant to the Call Agreement, the Paxson Stockholders granted NBC Palm Beach II (or its permitted transferee) the right to purchase (the “Call Right”) 15,455,062 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock (the “Call Shares”). Pursuant to the Master Transaction Agreement among ION, NBC Universal, Inc. (“NBCU”), NBC Palm Beach Investment I, Inc., NBC Palm Beach II and CIG Media, LLC. (“CIG Media”), dated as of May 3, 2007 (the “Master Transaction Agreement”), NBC Palm Beach II transferred the Call Agreement to CIG Media on May 4, 2007. CIG Media exercised the Call Right on May 4, 2007. However, pursuant to the Call Agreement, the obligation of the Paxson Stockholders to deliver the Call Shares to CIG Media was conditioned on certain material conditions, including Federal Communications Commission (the “FCC”) approval, which approval shall have become a final order, of the purchase of the Call Shares by CIG Media and other conditions contained in the Call Agreement. On December 31, 2007, the FCC released an order, which became effective on January 2, 2008, approving the transfer of control of ION from Lowell W. Paxson and Paxson Management Corporation to CIG Media. However, the FCC order is not a final order and is subject to reconsideration or judicial review. If neither reconsideration nor judicial review is initiated, the FCC order will become a final order 40 days from the date it became effective. Under the Call Agreement, the requirement of a final order from the FCC may be waived, and CIG Media, by closing on the purchase of the Call Shares, has waived that condition. This Schedule 13D is being filed by the Paxson Stockholders to report the exercise of the Call Right by CIG Media as well as the disposition of shares of Class A Common Stock and Class B Common Stock in connection with the closing of the Call Right on January 8, 2008.

The aggregate sale price for the 15,455,062 shares of Class A Common Stock and the 8,311,639 shares of Class B Common Stock acquired by CIG Media upon the closing of the Call Right on January 8, 2008 is $6,274,140.81. When CIG Media exercised the Call Right on May 7, 2007, The Bank of New York released to the Paxson Stockholders the escrow amount of $3,863,765.50, which had been placed in escrow by NBCU, representing the exercise price of the Call Right with respect to the 15,455,062 shares of Class A Common Stock. Upon the call closing on January 8, 2008, CIG Media paid $2,410,375.31 for the shares of Class B Common Stock.

Item 5.(d)	Not Applicable

Item 5.(e)	As of June 8, 2008, Lowell W. Paxson, Paxson Enterprises, Inc. and Second Crystal have ceased to be the beneficial owners of more than five percent of the class of securities.

CUSIP No. 46205A103	13D	Page 7 of 7 Pages
SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2008
/s/ Lowell W. Paxson
Lowell W. Paxson

PAXSON ENTERPRISES, INC.

By: /s/ Lowell W. Paxson
Lowell W. Paxson, President

SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP

By: Paxson Enterprises, Inc., its sole general partner

By: /s/ Lowell W. Paxson
Lowell W. Paxson President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).